UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated August 10, 2022 titled “Arcos Dorados Reports Second Quarter 2022 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: August 10, 2022

Item 1

ARCO

2Q 2022

Results

August 10, 2022

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS SECOND QUARTER 2022 FINANCIAL RESULTS

•	Systemwide comparable sales¹ grew 47.9% year-over-year, driven primarily by higher sales volume across all divisions

•	Digital channels (Delivery, Mobile App and Self-order Kiosks) set a new quarterly sales record, generating 41% of systemwide sales, with Delivery sales up over 23% in constant currency

•	Consolidated Adjusted EBITDA¹ in US dollars reached a second-quarter record of $92.4 million

•	Net Income¹ reached $15.6 million, or $0.07 per share, up from $0.03 per share in the prior year quarter

Montevideo, Uruguay, August 10, 2022 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited financial results for the three and six months ended June 30, 2022.

Second Quarter 2022 Highlights – Excluding Venezuela

•	Systemwide comparable sales² increased 47.9% versus the prior year quarter, rising more than three times blended inflation on the back of robust volume growth in all divisions.

•	Consolidated¹ revenues totaled $883.9 million, rising 49.5%, or 54.3% in constant currency², versus the prior year period.

•	Consolidated¹ Adjusted EBITDA of $92.4 million almost doubled versus the prior year.

•	Consolidated¹ Adjusted EBITDA margin reached 10.5% in the quarter, exceeding pre-pandemic EBITDA margin in all divisions.

•	Basic net income per share¹ was $0.07, compared to basic net income per share of $0.03 in the prior year quarter.

•	Net Debt to Adjusted EBITDA leverage ratio improved to 1.1x at the end of the second quarter of 2022.

•	Gross restaurant openings reached 14 new units in the quarter, including 12 freestanding units and 9 new restaurants in Brazil.

¹Excluding the results of the Venezuelan operation except Balance Sheet and Debt Ratio information.

²For definitions, please refer to page 16 of this document.

Message from Marcelo Rabach, Chief Executive Officer

We have recaptured the operating momentum we built before the pandemic and leveraged the strength of the McDonald’s Brand, our unmatched free-standing restaurant portfolio and the Three D’s Strategy to sustain strong sales and profitability trends over the last several quarters.

We started building the foundation for these results fifteen years ago, when Arcos Dorados began operating on August 3, 2007. Since then, our restaurant foot print has grown to almost 2,300 locations across twenty countries and territories. We have generated consistent unit sales growth in local currency, navigated some very challenging economic periods and improved operating results, even in the face of stiffer competition in the region’s underpenetrated QSR industry.

Today we have the industry’s leading Digital platform, which generated more than 40% of our sales in the most recent quarter. It includes the most downloaded and used Mobile App, almost 900 Experience of the Future locations offering guests the convenience of self-order kiosks and a Delivery segment that continues to grow, despite the normalization of on-premise channels.

The McDonald’s Brand is as strong as it has ever been, with more than double the market share of the nearest competitor brands in our operating footprint. Both Favorite Brand and Top of Mind indicators also place the McDonald’s Brand at the top of the list, including an expanding favorable gap versus our nearest competitor in Brazil.

There were no shortcuts to getting here, and keeping the momentum going will require us to further improve our execution. We have a saying that “It’s not real, if it’s not real in the restaurants.” In my view, that is what it means to execute well – making it real in the restaurants. Today we offer the best restaurant experience in Latin America and the Caribbean with great service, delicious food and plenty of options for guests to order and enjoy their favorite McDonald’s menu items.

We have always believed in operating responsibly for the benefit of Latin American and Caribbean societies. This includes the current menu price architecture we are using to avoid contributing to the problem of high consumer inflation in the region. Instead of significant price increases, we chose to offer our guests a good value proposition to build long-term loyalty while using other tools to manage through a challenging cost environment.

Our Recipe for the Future ESG platform consolidates all our efforts to have a positive impact on the environment and the communities we serve. During the second quarter, we were recognized for initiatives and workplaces that promote diversity and inclusion in Argentina, Ecuador and Uruguay. During the quarter, we also became the first QSR operator in the world to issue a Sustainability Linked Bond, aligning our financial strategy with our long-term targets for greenhouse gas emission reduction in our business and that of our suppliers.

We remain confident about the future growth of our business because we believe there are still many opportunities to improve execution and generate additional value for our people, communities and shareholders for years to come.

Consolidated

Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results

(In millions of U.S. dollars, except as noted)

	2Q21 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	2Q22 (a+b+c+d)	% As Reported
Total Restaurants (Units)	2,255				2,286

Sales by Company-operated Restaurants	566.1	(29.4)	309.4	2.3	848.4	49.9%
Revenues from franchised restaurants	26.6	0.9	11.8	0.3	39.5	48.6%
Total Revenues	592.7	(28.5)	321.1	2.6	887.9	49.8%

Adjusted EBITDA	47.2	(2.2)	46.3	0.1	91.4	93.7%
Adjusted EBITDA Margin	8.0%				10.3%	2.3%
Net income (loss) attributable to AD	4.9	(5.7)	16.0	(0.7)	14.5	193.6%
No. of shares outstanding (thousands)	210,360				210,540
EPS (US$/Share)	0.02				0.07

2Q22 = 2Q21 + Currency Translation Excl. Venezuela + Constant Currency Growth Excl. Venezuela + Venezuela). Refer to “Definitions” section for further detail.

Arcos Dorados’ consolidated results may continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment, which has historically led the Company to record significant non-cash accounting charges to operations in this market. As such, the discussion of the Company’s operating performance continues to be focused on consolidated results that exclude Venezuela both at the Consolidated level as well as for the South Latin American Division.

Second quarter net income attributable to the Company totaled $14.5 million, compared to net income of $4.9 million in the same period of 2021. Arcos Dorados’ recorded earnings of $0.07 per share in the second quarter of 2022 compared to $0.02 per share in the corresponding 2021 period. Total weighted average shares for the second quarter of 2022 amounted to 210,539,537 compared to 210,359,930 in the prior year’s quarter.

Consolidated - excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	2Q21 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q22 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,151			2,186

Sales by Company-operated Restaurants	564.9	(29.4)	309.4	844.8	49.6%	54.8%
Revenues from franchised restaurants	26.4	0.9	11.8	39.1	48.0%	44.6%
Total Revenues	591.3	(28.5)	321.1	883.9	49.5%	54.3%
Systemwide Comparable Sales						47.9%
Adjusted EBITDA	48.3	(2.2)	46.3	92.4	91.3%	95.8%
Adjusted EBITDA Margin	8.2%			10.5%	2.3%
Net income (loss) attributable to AD	5.3	(5.7)	16.0	15.6	193.5%	300.5%
No. of shares outstanding (thousands)	210,360			210,540
EPS (US$/Share)	0.03			0.07

Total revenues rose 49.5% in US dollars, or 54.3% in constant currency, versus the prior year period, reaching $883.9 million. Systemwide comparable sales grew over three times blended inflation in all divisions, increasing 47.9% year-over-year, and the Company’s Three D’s Strategy across Digital, Delivery and Drive-thru channels continued to support strong top-line growth.

Digital channels generated 41% of systemwide sales in the quarter, growing 62% versus the prior year and reaching their highest-ever quarterly sales in US dollars. As of the end of June, the Company’ Mobile App had accumulated over 70 million downloads and sales generated through the App also reached a new quarterly record. Self-Order Kiosks captured between 60% and 90% of on-premise sales volume in the Company’s Experience of the Future (EOTF) restaurants, depending on the market.

Delivery sales set a new US dollar record for a single quarter, which included 23% growth in constant currency, on top of robust growth in the prior two years. Drive-thru also remained sticky, especially in NOLAD and SLAD, with sales up 13% in constant currency, demonstrating the resiliency of the off-premise channels even as on-premise segments continue normalizing. Together, the off-premise channels contributed 45% of systemwide sales in the quarter.

On-premise sales at the front counter, dessert centers and McCafé, doubled prior year sales in constant currency, generating 55% of systemwide sales in the quarter.

Importantly, the strong revenue growth was driven primarily by higher restaurant volume with a responsible menu price architecture and the industry’s best restaurant experience offering a compelling value to the Company’s guests.

Adjusted EBITDA – Excluding Venezuela ($million)

Breakdown of main variations contributing to 2Q22 Adjusted EBITDA

Consolidated Adjusted EBITDA excluding Venezuela reached $92.4 million, a record for a second quarter, with strong contributions from all divisions. Notably, the trailing-four-quarter Adjusted EBITDA now includes the highest result for a third, fourth, first and second quarter in the Company’s history.

Sales growth across all divisions was supported primarily by higher guest traffic and, together with effective cost and expense management, generated significant operating leverage in the period. As a result, consolidated Adjusted EBITDA margin was up 230 basis points versus the prior year quarter, or 430 basis points excluding a tax credit in Brazil from the prior year result.

Strong revenue growth diluted consolidated General & Administrative (G&A) expenses, which were 190 basis points lower as a percentage of revenue versus the prior year quarter.

Notable items in the Adjusted EBITDA reconciliation

Included in Adjusted EBITDA: The negative variation in other operating income / (expense) is mainly explained by an $11.9 million net tax credit in Brazil in the prior year period.

Excluded from Adjusted EBITDA: There were no material variations.

Non-operating Results - excluding Venezuela

Arcos Dorados’ non-operating results for the second quarter included non-cash foreign currency exchange loss of $7.5 million, related to the depreciation of the Brazilian Real in the period, and a $1.1 million loss from Derivative Instruments.

Net interest expense totaled $21.9 million in the quarter. This included $10.6 million in expenses related to the liability management transaction executed during the quarter when the Company issued the QSR industry’s first Sustainability Linked Bond (SLB). The Company recorded an income tax expense of $15.6 million in the second quarter, compared to an income tax expense of $10.3 million in the prior-year period.

Second quarter net income attributable to the Company totaled $15.6 million, compared to net income of $5.3 million in the prior-year period. Earnings per share were $0.07 in the second quarter of 2022, up from $0.03 per share in the prior year quarter.

Divisional

Results

Brazil Division

Figure 3. Brazil Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	2Q21 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q22 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	1,044			1,070

Total Revenues	225.7	26.2	106.1	358.1	58.6%	47.0%
Systemwide Comparable Sales						37.4%
Adjusted EBITDA	33.8	4.1	14.7	52.7	55.8%	43.6%
Adjusted EBITDA Margin	15.0%			14.7%	-0.3%

As reported revenue reached $358.1 million, increasing 58.6% year-over-year. Guest traffic rose strongly compared with the prior year quarter when government-imposed operating restrictions impacted results, primarily in April 2021. The appreciation of the Brazilian real versus the US dollar also contributed to US dollar revenue growth in the period. On a constant currency basis, revenues grew 47.0%, supported by 37.4% higher systemwide comparable sales.

Second quarter marketing activities focused on investments to strengthen the McDonald’s brand, including the continuity of the “Méquizices” campaign, featuring some of Brazil’s most popular celebrities and influencers describing their favorite McDonald’s orders. The Company also launched the McCrispy Chicken lineup in Brazil with very encouraging early results. Among the marketing initatives to support Three D sales channels was the “Méqui Fest”, a temporary couponing campaign available exclusively via the McDonald’s Mobile App. Notably, both Top of Mind and Favorite Brand measurements3 have expanded significantly since the beginning of 2021, standing at more than double the nearest competitor’s levels in the second quarter of 2022. This brand preference is also reflected in the McDonald’s brand’s consistent market share gains within a consolidating restaurant industry in the country.

Digital channels generated 52% of systemwide sales in Brazil, while Delivery set a new quarterly sales record in absolute terms, increasing 25% in constant currency versus the prior year quarter. Strong operational execution, including lower delivery service times and improved order accuracy, leveraged Arcos Dorados’ structural competitive advantages and brand preference among guests.

As reported Adjusted EBITDA in the division reached $52.7 million in the quarter. Adjusted EBITDA margin in the second quarter 2021 benefited from an $11.9 million net tax credit due to the exclusion of ICMS from the Pis/Cofins calculation base. Excluding this effect, Brazil’s Adjusted EBIDTA margin in the second quarter 2022 rose 500 basis points versus the prior year quarter.

Food & Paper costs in the division were lower as a percentage of sales versus the prior year despite ongoing cost pressures. The margin improvement reflects operating leverage generated by a favorable sales mix and strong volume growth.

3 Source: Kantar, Company research.

North Latin American Division (NOLAD)

Figure 4. NOLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	2Q21 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q22 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	626			628

Total Revenues	193.3	(6.4)	35.8	222.7	15.2%	18.5%
Systemwide Comparable Sales						20.9%
Adjusted EBITDA	19.0	(1.0)	5.2	23.3	22.2%	27.6%
Adjusted EBITDA Margin	9.9%			10.4%	0.6%

As reported revenues were $222.7 million, up 15.2% in US dollars and 18.5% in constant currency versus the prior year quarter. Systemwide comparable sales rose 20.9%, more than three times the division’s blended inflation, thanks mostly to higher guest traffic versus the prior year. Mexico, Costa Rica and the French West Indies markets delivered the strongest comparable sales growth. NOLAD’s sales performance also reflects the increase of on-premise sales in most markets as well as sustained Drive-thru sales volume growth.

Marketing activities in Mexico included the “Más sabor, más diversión” campaign that drove guest excitement by leveraging the iconic Big Mac, while in Costa Rica the McCrispy Chicken line-up was launched in its three versions (Classic, Spicy and Deluxe) to boost the chicken category. The family business registered a very solid sales quarter for the Company and in NOLAD, driven by the exclusive rights to Disney properties in the Happy Meal. Finally, the Company took another step toward increasing Digital channel penetration in the division by rolling-out the Order Ahead functionality across NOLAD markets.

As reported Adjusted EBITDA reached $23.3 million in the second quarter compared with $19.0 million in the prior year quarter, representing a year-over-year increase of 22.2%, or 27.6% on a constant currency basis. Adjusted EBITDA margin rose by 50 basis points against 2021, with lower Occupancy & Other operating and G&A expenses offsetting higher Food & Paper costs as a percentage of sales.

South Latin American Division (SLAD)

Figure 5. SLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	2Q21 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	2Q22 (a+b+c+d)	% As Reported
Total Restaurants (Units)	585				588

Total Revenues	173.7	(48.4)	179.2	2.6	307.1	76.8%

Adjusted EBITDA	11.1	(7.5)	29.3	0.1	32.9	197.1%
Adjusted EBITDA Margin	6.4%				10.7%	4.3%

Figure 6. SLAD Division – Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	2Q21 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q22 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	481			488

Total Revenues	172.3	(48.4)	179.2	303.1	75.9%	104.0%
Systemwide Comparable Sales						98.8%
Adjusted EBITDA	12.2	(7.5)	29.3	34.0	177.6%	239.2%
Adjusted EBITDA Margin	7.1%			11.2%	4.1%

Revenues in SLAD, excluding Venezuela, increased 75.9% in US dollars, driven by a 98.8% increase in systemwide comparable sales. Systemwide comparable sales more than tripled the division’s blended inflation in the period. Argentina, Colombia and Chile were among the main contributors to topline growth in the quarter. Drive-thru and Delivery sales rose 59% and 22% in constant currency, respectively, despite strong normalization trends in on-premise sales channels.

Second quarter marketing activities were a key factor in building sales and traffic growth in the division. SLAD’s initiatives centered on strong, premium menu innovations including the “Grand Tasty Turbo Bacon” in Argentina, the “Signature American BBQ” in Chile and the “Signature Premium Tasty” in Uruguay. The Company strengthened its chicken credentials in Colombia, Ecuador and Peru, with the launch of the delicious, craveable and juicy Spicy McNuggets.

As reported Adjusted EBITDA reached $34.0 million, compared with $12.2 million in the prior-year quarter. Adjusted EBITDA margin was 11.2%, or 410 basis points higher than the prior year quarter, benefiting from sales growth above inflation and significant operating leverage.

New Unit Development

Figure 7. Total Restaurants (eop)*

	June 2022	March 2022	December 2021	September 2021	June 2021
Brazil	1,070	1,061	1,051	1,052	1,044
NOLAD	628	625	625	626	626
SLAD	588	587	585	585	585
TOTAL	2,286	2,273	2,261	2,263	2,255

*Considers Company-operated and franchised restaurants at period-end

Figure 8. Footprint as of June 30, 2022

	Store Type*		Total Restaurants	Ownership		McCafes	Dessert Centers
	FS & IS	MS & FC		Company Operated	Franchised
Brazil	610	460	1,070	644	426	109	1,971
NOLAD	434	194	628	458	170	15	532
SLAD	365	223	588	500	88	163	703
TOTAL	1,409	877	2,286	1,602	684	287	3,206

FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

Arcos Dorados opened 14 restaurants during the second quarter of 2022, including 12 free-standing units. In Brazil, the Company opened 9 restaurants, including 8 free-standing locations in the period. For the year-to-date, the Company opened 30 new restaurants, including 26 free-standing units. This included 21 restaurant openings in Brazil, with 18 free-standing units opened during the first half of 2022 in that division.

As of the end of June 2022, there were 871 Experience of the Future Restaurants across the Company’s footprint.

Balance Sheet & Cash Flow Highlights

Figure 9. Consolidated Debt and Financial Ratios

(In thousands of U.S. dollars, except ratios)

	June 30,	December 31,
	2022	2021
Cash & cash equivalents (i)	289,418	278,830
Total Financial Debt (ii)	691,561	657,896
Net Financial Debt (iii)	402,143	379,066
Total Financial Debt / LTM Adjusted EBITDA ratio	1.9	2.4
Net Financial Debt / LTM Adjusted EBITDA ratio	1.1	1.4

(i)	Cash & cash equivalents includes short-term investments.

(ii)	Total financial debt includes long-term debt, short-term debt, accrued interest payable and derivative instruments (including the asset portion of derivatives amounting to $99.3 million and $120.4 million as a reduction of financial debt as of June 30, 2022 and December 31, 2021, respectively).

(iii)	Total financial debt less cash and cash equivalents.

Cash and cash equivalents were $289.4 million and total financial debt (including the value of derivative instruments) was $691.6 million, as of June 30, 2022. Net debt was $402.1 million, up from $379.1 million at the end of 2021, largely due to a decrease in the value of Brazilian real linked derivative instruments.

As mentioned in its first quarter 2022 earnings release, on April 27, 2022, the Company issued a Sustainability-Linked Bond for an aggregate principal amount of $350 million, maturing on May 27, 2029. The proceeds of this liability management transaction were used to re-purchase most of the Company’s outstanding 2023 Senior Notes and to fund a tender offer of $150 million of its outstanding 2027 Senior Notes.

The net debt to Adjusted EBITDA leverage ratio ended the quarter at a healthy 1.1x as record trailing-twelve-month Adjusted EBITDA more than offset the modest increase in net debt.

Net cash generated from operating activities for the six months ended June 30 totaled $121.9 million, up from $34.6 million last year, while cash used in net investing activities totaled $84.0 million, with capital expenditures of $69.0 million. Net cash used in financing activities was $25.6 million, which included $16.8 million corresponding to the payment of the first two installments of the 2022 dividend declared by the Company’s Board of Directors.

Recent

Developments

Appointment of New Divisional President for Brazil

Effective July 1, 2022, Rogerio Barreira became President of the Brazil Division, replacing Paulo Camargo who decided to leave the Company to pursue another opportunity. Mr. Barreira was serving as the Brazil Division’s Vice President of Operations since April 2021 and has more than thirty-eight years of experience with the Company. He began his career in 1984 as a crew member in São Paulo, Brazil, and has held various leadership positions in operations, including five years as the President of the NOLAD Division from 2015 to 2020.

Second Quarter 2022 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, August 10, 2022, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link Arcos Dorados Second Quarter 2022 Results Webcast.

A replay of the webcast will be available later today through November 2022 in the investor section of the Company’s website: www.arcosdorados.com/ir.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

Follow us on:

Definitions

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis). While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale, equity method investments, or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; and reorganization and optimization plan expenses.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figures 10 and 11 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 – Segment and geographic information – of our financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,250 restaurants, operated by the Company or by its sub-franchisees, that together employ over 90 thousand people (as of 06/30/2022). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for growth and investments in 2022. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Second Quarter 2022 Consolidated Results

Figure 10. Second Quarter 2022 Consolidated Results

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Six-Months ended
	June 30,		June 30,
	2022	2021	2022	2021
REVENUES
Sales by Company-operated restaurants	848,350	566,092	1,603,644	1,103,981
Revenues from franchised restaurants	39,545	26,604	74,932	49,831
Total Revenues	887,895	592,696	1,678,576	1,153,812
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(301,028)	(203,355)	(564,436)	(396,014)
Payroll and employee benefits	(169,441)	(109,845)	(321,669)	(224,265)
Occupancy and other operating expenses	(244,747)	(182,740)	(464,874)	(360,933)
Royalty fees	(44,061)	(29,236)	(82,677)	(56,898)
Franchised restaurants - occupancy expenses	(16,855)	(12,152)	(32,863)	(23,979)
General and administrative expenses	(54,996)	(49,352)	(110,534)	(94,318)
Other operating income	3,879	11,801	7,470	13,604
Total operating costs and expenses	(827,249)	(574,879)	(1,569,583)	(1,142,803)
Operating income	60,646	17,817	108,993	11,009
Net interest expense	(21,923)	(13,425)	(32,582)	(25,707)
Loss from derivative instruments	(1,144)	(4,232)	(12,836)	(5,381)
Foreign currency exchange results	(7,283)	15,167	8,544	5,819
Other non-operating (expenses)	(83)	(77)	(108)	(220)
Income / (loss) before income taxes	30,213	15,250	72,011	(14,480)
Income tax expense	(15,638)	(10,259)	(32,807)	(10,188)
Net income / (loss)	14,575	4,991	39,204	(24,668)
Less: Net income attributable to non-controlling interests	(94)	(58)	(220)	(112)
Net income / (loss) attributable to Arcos Dorados Holdings Inc.	14,481	4,933	38,984	(24,780)
Earnings per share information ($ per share):
Basic net income / (loss) per common share	$ 0.07	$ 0.02	$ 0.19	$ (0.12)
Weighted-average number of common shares outstanding-Basic	210,539,537	210,359,930	210,509,099	210,293,682
Adjusted EBITDA Reconciliation
Operating income	60,646	17,817	108,993	11,009
Depreciation and amortization	30,504	29,796	60,640	60,162
Operating charges excluded from EBITDA computation	212	(457)	227	(84)
Adjusted EBITDA	91,362	47,156	169,860	71,087
Adjusted EBITDA Margin as % of total revenues	10.3%	8.0%	10.1%	6.2%

Second Quarter 2022 Consolidated Results Excluding Venezuela

Figure 11. Second Quarter 2022 Consolidated Results - Excluding Venezuela

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Six-Months ended
	June 30,		June 30,
	2022	2021	2022	2021
REVENUES
Sales by Company-operated restaurants	844,781	564,852	1,597,060	1,101,618
Revenues from franchised restaurants	39,097	26,424	74,119	49,495
Total Revenues	883,878	591,276	1,671,179	1,151,113
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(299,769)	(203,029)	(562,083)	(395,500)
Payroll and employee benefits	(168,716)	(109,642)	(320,062)	(223,828)
Occupancy and other operating expenses	(243,036)	(182,004)	(461,571)	(359,413)
Royalty fees	(44,061)	(29,236)	(82,677)	(56,898)
Franchised restaurants - occupancy expenses	(16,764)	(12,115)	(32,643)	(23,841)
General and administrative expenses	(53,913)	(48,573)	(108,367)	(92,854)
Other operating income	4,367	11,638	7,968	14,604
Total operating costs and expenses	(821,892)	(572,961)	(1,559,435)	(1,137,730)
Operating income	61,986	18,315	111,744	13,383
Net interest expense	(21,924)	(13,426)	(32,583)	(25,708)
Loss from derivative instruments	(1,144)	(4,232)	(12,836)	(5,381)
Foreign currency exchange results	(7,518)	15,047	8,245	5,487
Other non-operating (expenses)	(83)	(77)	(106)	(220)
Income / (loss) before income taxes	31,317	15,627	74,464	(12,439)
Income tax expense	(15,643)	(10,260)	(32,812)	(10,172)
Net income / (loss)	15,674	5,367	41,652	(22,611)
Less: Net income attributable to non-controlling interests	(94)	(58)	(220)	(112)
Net income / (loss) attributable to Arcos Dorados Holdings Inc.	15,580	5,309	41,432	(22,723)
Earnings per share information ($ per share):
Basic net income / (loss) per common share	$ 0.07	$ 0.03	$ 0.20	$ (0.11)
Weighted-average number of common shares outstanding-Basic	210,539,537	210,359,930	210,509,099	210,293,682
Adjusted EBITDA Reconciliation
Operating income	61,986	18,315	111,744	13,383
Depreciation and amortization	30,245	29,809	60,114	59,825
Operating charges excluded from EBITDA computation	155	179	170	(159)
Adjusted EBITDA	92,386	48,303	172,028	73,049
Adjusted EBITDA Margin as % of total revenues	10.5%	8.2%	10.3%	6.3%

Second Quarter 2022 Results by Division

Figure 12. Second Quarter 2022 Consolidated Results by Division

(In thousands of U.S. dollars)

	2Q				YTD
	Three-Months ended		As	Constant	Six-Months ended		As	Constant
	June 30,		reported	Currency	June 30,		reported	Currency
	2022	2021	Incr/(Decr)%	Incr/(Decr)%	2022	2021	Incr/(Decr)%	Incr/(Decr)%
Revenues
Brazil	358,069	225,740	58.6%	47.0%	670,048	428,990	56.2%	46.6%
NOLAD	222,726	193,272	15.2%	18.5%	426,578	367,026	16.2%	19.0%
SLAD	307,100	173,685	76.8%	106.3%	581,950	357,796	62.6%	88.7%
SLAD - Excl. Venezuela	303,083	172,265	75.9%	104.0%	574,553	355,097	61.8%	85.6%
TOTAL	887,895	592,697	49.8%	55.1%	1,678,576	1,153,812	45.5%	50.9%
TOTAL - Excl. Venezuela	883,878	591,277	49.5%	54.3%	1,671,179	1,151,113	45.2%	49.9%

Operating Income (loss)
Brazil	38,024	19,995	90.2%	74.7%	70,045	20,174	247.2%	223.6%
NOLAD	14,854	8,921	66.5%	75.1%	28,087	14,061	99.8%	108.5%
SLAD	26,845	5,626	377.2%	515.3%	50,671	7,478	577.6%	738.6%
SLAD - Excl. Venezuela	28,185	6,124	360.2%	486.7%	53,422	9,852	442.2%	580.1%
Corporate and Other	(19,077)	(16,724)	-14.1%	-28.8%	(39,810)	(30,706)	-29.6%	-43.6%
TOTAL	60,646	17,818	240.4%	257.3%	108,993	11,007	890.2%	928.8%
TOTAL - Excl. Venezuela	61,986	18,316	238.4%	254.7%	111,744	13,381	735.1%	778.4%

Adjusted EBITDA
Brazil	52,706	33,819	55.8%	43.6%	98,744	47,357	108.5%	94.9%
NOLAD	23,258	19,039	22.2%	27.6%	44,660	32,874	35.9%	40.9%
SLAD	32,937	11,085	197.1%	262.8%	63,253	20,690	205.7%	257.9%
SLAD - Excl. Venezuela	33,961	12,232	177.6%	239.3%	65,421	22,652	188.8%	245.5%
Corporate and Other	(17,539)	(16,785)	-4.5%	-17.8%	(36,797)	(29,834)	-23.3%	-36.4%
TOTAL	91,362	47,158	93.7%	97.8%	169,860	71,087	138.9%	141.9%
TOTAL - Excl. Venezuela	92,386	48,305	91.3%	95.8%	172,028	73,049	135.5%	141.2%

Figure 13. Average Exchange Rate per Quarter*

	Brazil	Mexico	Argentina
2Q22	4.92	20.02	117.88
2Q21	5.30	20.03	94.02

*Local $ per 1 US$

Summarized Consolidated Balance Sheets

Figure 14. Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

	June 30,	December 31,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	276,078	278,830
Short-term investment	13,340	-
Accounts and notes receivable, net	86,668	82,180
Other current assets (1)	165,737	179,106
Total current assets	541,823	540,116
Non-current assets
Property and equipment, net	767,445	743,533
Net intangible assets and goodwill	42,935	38,808
Deferred income taxes	77,892	67,802
Derivative instruments	99,265	120,371
Equity method investments	13,887	13,105
Leases right of use assets, net	778,116	763,580
Other non-current assets (2)	81,328	73,942
Total non-current assets	1,860,868	1,821,141
Total assets	2,402,691	2,361,257
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	257,651	269,215
Taxes payable (3)	138,853	137,362
Accrued payroll and other liabilities	114,431	89,923
Other current liabilities (4)	22,533	27,316
Provision for contingencies	2,109	2,140
Financial debt (5)	13,334	12,787
Operating lease liabilities	79,197	79,120
Total current liabilities	628,108	617,863
Non-current liabilities
Accrued payroll and other liabilities	24,908	21,900
Provision for contingencies	38,088	31,946
Financial debt (6)	767,739	754,097
Deferred income taxes	5,136	7,170
Operating lease liabilities	724,474	707,119
Total non-current liabilities	1,560,345	1,522,232
Total liabilities	2,188,453	2,140,095
Equity
Class A shares of common stock	389,393	388,369
Class B shares of common stock	132,915	132,915
Additional paid-in capital	9,174	10,101
Retained earnings	323,577	316,180
Accumulated other comprehensive losses	(621,957)	(607,768)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc shareholders’ equity	213,735	220,430
Non-controlling interest in subsidiaries	503	732
Total equity	214,238	221,162
Total liabilities and equity	2,402,691	2,361,257

(1)	Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "McDonald's Corporation's indemnification for contingencies", and "Derivative Instruments”.

(2)	Includes "Miscellaneous", "Collateral deposits", and "McDonald’s Corporation indemnification for contingencies".

(3)	Includes "Income taxes payable" and "Other taxes payable".

(4)	Includes "Royalties payable to McDonald’s Corporation" and "Interest payable".

(5)	Includes "Current portion of long-term debt" and "Derivative instruments”.

(6)	Includes "Long-term debt, excluding current portion" and "Derivative instruments".

Thank you!